Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Impac Companies 401(k) Savings Plan

We consent to the incorporation by reference in the registration statement on Form S-8 of Impac Mortgage Holdings, Inc. of our report dated June 22, 2004, with respect to the statement of net assets available for benefits of the Impac Companies 401(k) Savings Plan (formerly known as the Impac Funding Corporation 401(k) Profit Sharing Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the Annual Report on Form 11-K of the Impac Companies 401(k) Savings Plan for the fiscal year ended December 31, 2004.

/s/    KPMG LLP

Orange County, California

October 11, 2005